Mail Stop 3628

                                                                      July 13,
2020

      Via E-mail
      Andrew Taylor
      President, Chief Executive
      Natixis Commercial Mortgage Securities LLC
      1251 Avenue of the Americas
      New York, New York 10020

                 Re:   Natixis Commercial Mortgage Securities LLC
                       Registration Statement on Form SF-3
                       Filed June 22, 2020
                       File No. 333-239365

      Dear Mr. Taylor:

             We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

             Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

      Registration Statement on Form SF-3

      General

          1. The disclosure contains several references to LIBOR. Please consider whether the expected discontinuation of LIBOR is a principal risk to any security, swap or other financial instrument used in the offering. If you believe it is not, please explain to us why. Otherwise, please describe how the expected discontinuation of LIBOR could affect the offering including with respect to certain credit enhancements and Floating Rate Certificates.
             Additionally, please explain what alternative methods are contemplated and how the transition to any successor rate could affect the market value and/or liquidity of the financial instruments that reference LIBOR.
 Andrew Taylor
Natixis Commercial Mortgage Securities LLC
July 13, 2020
Page 2



Risks Related to Market Conditions and Other External Factors, Current Coronavirus Pandemic
May Adversely Affect the Global Economy and the Performance of the Mortgage Loans, page
65

    2. We note that you intend to update this risk factor. Please confirm that at the time of takedown you will include here or elsewhere in the prospectus a description of the specific risks related to the offer and sale of the securities. Among other things, this may include risks relating to the type or location of the asset pool, how government measures or other relief efforts may effect obligations of transaction parties and payments to security holders, and any resulting differences between the risks of the underlying pool and those of historical pools.

Description of the Certificates

Information Available Electronically, page 308

    3. Please confirm and revise to clarify that the asset-level information required by Item
       1125 of Regulation AB will be filed on Form ABS-EE at the same time as, and incorporated by reference into, the Form 10-D. Please also tell us if the asset-level information will be included in the distribution statements provided to certificateholders.

The Asset Representations Reviewer

Asset Review

Asset Review, page 406

    4. We note your disclosure that once an Asset Review of a Mortgage Loan is completed, no further Asset Review will be required of that Mortgage Loan notwithstanding that such
       Mortgage Loan may continue to be a Delinquent Loan or become a Delinquent Loan again at the time when a new Asset Review Trigger occurs and a new Affirmative Asset
       Review Vote is obtained subsequent to the occurrence of such Asset Review Trigger. To the extent an asset representations review was conducted previously with respect to a
       Mortgage Loan, we do not object if such loan is not included in any further asset representations reviews, unless either such loan is the subject of a representation or warranty as of a date after the completion of the prior asset representations review or the asset representations reviewer has reason to believe that a prior asset representations review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty. In the absence of such additional limitation, we believe this is not a permissible limit on the scope of the asset representations review under General Instruction I.B.1(b) of Form SF-3. Please revise. See also Section
       V.B.3(a)(2)(c)(i)(b) of the Asset-Backed Securities Disclosure and Registration Adopting
       Release (Release Nos. 33-9638; 34-72982). Please also revise your transaction
 Andrew Taylor
Natixis Commercial Mortgage Securities LLC
July 13, 2020
Page 3

         documents where appropriate, including Section 12.01 of the Form of Pooling and
         Servicing Agreement.

Exhibits

Form of Pooling and Servicing Agreement, page 378

      5. We note that Section 8.02(x) of Pooling and Servicing Agreement allows the trustee and certificate administrator to claim a force majeure event under certain conditions. Please consider providing disclosure about which material obligations of the trustee and the certificate administrator potentially could be excused as a result of a force majeure determination, and what are the potential consequences of such parties failure to perform
         (or delay in performing) such obligations.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Michelle Stasny at (202) 551-3674 or me at (202) 551-3850 with any other questions.


                                                             Sincerely,

                                                             /s/ Katherine Hsu

                                                             Katherine Hsu
                                                             Office Chief
                                                             Office of
Structured Finance


cc:      Jeffrey Rotblat, Esq.
         Cadwalader, Wickersham & Taft LLP

         Stefanie Kennedy, Esq.
         Cadwalader, Wickersham & Taft LLP